

Mail Stop 3561

October 4, 2016

Via E-mail
Mr. Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326

     Re: **Carter's, Inc.**
              Form 10-K for the Fiscal Year Ended January 2, 2016
              Filed February 26, 2016
              Form 8-K dated July 27, 2016
              File No. 001-31829

Dear Mr. Westenberger:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 2, 2016

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies
Accounts Receivable, page 56
Revenue Recognition, page 58
Note 19 – Valuation and Qualifying Accounts, page 84

1. Your sales return reserve was $400 thousand as of both January 2, 2016 and January 3, 2015. The activity in this account appears to reflect only $264 thousand of sales returns during the fiscal year ended January 2, 2016 despite over $3 billion in net sales. Please disclose your sales return policy separately for wholesale and retail customers. Please also tell us whether or not you include all of your sales returns activity in the sales return

reserve account. If so, please explain in detail why sales returns appear to be small relative to your net sales. If not, please explain why not and tell us:

- Your total sales returns in each of the last three fiscal years and
- The account(s) in which the additional sales returns amounts are reflected.

2. You state on page 59 that you grant certain accommodations and allowances to your wholesale customers in order to assist these customers with inventory clearance and promotions. Please tell us whether or not these amounts are reflected in the activity shown in Note 19. If some or all of these amounts are included in the Note 19 reserve activity, please disclose the nature of the amounts included. If some or all of these amounts are not included, please also tell us their nature and explain why not.

Form 8-K dated July 27, 2016

Item 2.02 Results of Operations and Financial Condition

3. You disclose changes between periods on a constant currency basis. Please also disclose the process for calculating the constant currency amounts. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining